NO ACT

PE
1-16-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000774

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-05-2013

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 16, 2013

Dear Ms. O'Toole:

This is in response to your letter dated January 16, 2013 concerning the shareholder proposal submitted to Goldman Sachs by CtW Investment Group. We also have received a letter on the proponent's behalf dated January 30, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

March 5, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 16, 2013

The proposal requests that the board adopt a policy that, whenever possible, the board's chairman should be a director who has not previously served as an executive officer of the company and who is "independent" of management, as defined in the proposal.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

30 January 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief from Goldman Sachs Group, Inc. (incoming letter dated 16 January 2013) (CtW Investment Group)

Dear Counsel:

I write on behalf of CtW Investment Group, which submitted the proposal at issue here (the "Proposal") to Goldman Sachs Group, Inc. ("Goldman Sachs" or the "Company"). Goldman Sachs has sought no-action relief as to this Proposal, but for the reasons stated below, we respectfully ask the Division to deny that relief.

The Proposal and Goldman Sachs' objections.

The Proposal asks Goldman Sachs to adopt a policy that, wherever possible, the chairman of the board shall be a director who has not previously served as an executive officer of the company and who was "independent" of management under certain criteria set forth in the resolution. The Proposal is similar to dozens of proposals that have been filed and voted over the past decade at a variety of companies. There is investor support for this concept; Institutional Shareholder Services calculates that these proposals average a "yes" vote exceeding 30 percent in recent years. At some companies, shareholders have adopted this proposal (*e.g.*, Moody's, 53% favorable, Form 8-K (25 April 2011)).

Where this Proposal differs from others, however, is that prior proposals defined "independence" by referring to rules of a trading platform such as the New York Stock Exchange ("NYSE"). In several letters last year, the Division decided that an unexplained reference to NYSE independence standards could render a proposal impermissibly vague and indefinite under Rule 14a-8(i)(3), *e.g., Cardinal Health, Inc.* (6 July 2012); *Wellpoint, Inc.* (24 February 2012), even though no-action relief was denied in other cases, *e.g., Pepsico, Inc.* (2 February 2012); *Reliance Steel*

& Aluminum (2 February 2012). To avoid the risk of exclusion, therefore, this Proposal omits any reference to NYSE standards, although doing so opens the text of the Proposal to the sort of quibbling in which the Company engages here.

Discussion.

Goldman Sachs identifies six verbal formulations that it finds unduly vague or indefinite under the (i)(3) exclusion. We take each point in turn.

1. Who or what is an "affiliate" of Goldman Sachs or someone "affiliated with" Goldman Sachs under the proposed criteria? The Company suggests that the concept of an affiliation can have multiple meanings, but in its quest to conjure up confusion out of clarity, the Company fails to consider the most obvious interpretation: The Proposal would cover *any* affiliation with a Goldman Sachs advisor or consultant, or with a company or non-profit that receives a certain sum from Goldman Sachs, or a relationship with a Goldman Sachs affiliate.

Thus the Company's objection is not to the clarity of the word "affiliate," but to its breadth – and that is not a basis for excluding language under the (i)(3) exclusion. Indeed, one has to wonder if Goldman Sachs truly believes that the unadorned use of the word "affiliate" is a breach of the securities laws, given the liberality with which the Company's last proxy statement used "affiliates," "affiliation" and "affiliated" without ever defining the terms.[1] Similarly, the corporate governance rules in the NYSE Listed Company Manual (with which Goldman Sachs must comply) use "affiliate" or "affiliated" without a definition.[2]

Finally, we note that the Division recently rejected precisely the same vagueness objections as to "affiliate" in *Verizon Communications, Inc.* (18 January 2013) (Cohen). Goldman Sachs offers nothing new to distinguish that letter.

---

[1] See, *e.g.*, p. 20 (information about director independence determined by reference to a director's connection with "Goldman Sachs and its affiliates and subsidiaries"); p. 55 (referring to officer or director accounts with the Company's "broker/dealer affiliates"); p. 55 (distributions to "executive officers (or persons or entities affiliated with them)"); p. 56 ("Affiliates of Goldman Sachs generally bear overhead and administrative expenses"); p. 60 ("We and our affiliates provide ordinary course financial advisory, lending, investment banking and other financial services to Berkshire Hathaway Inc. and its affiliates").

[2] See Rule 303A.09 ("Similar concerns may be raised when the listed company makes substantial charitable contributions to organizations in which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director."); Rule 312.03(b)(2) (shareholder approval needed for issuing certain stock to a "subsidiary, affiliate or the other closely related person of a Related Party").

2. What is meant by a director who "had a personal service contract(s) with Goldman Sachs"? The ambiguity is said to lie in failing to identify what kind of "personal services" contract" is contemplated, particularly in light of some of the other proposed criteria. The Company correctly notes that this criterion seeks to pick up some kind of contractual relationship beyond a director's service as a director (whether a director has a "contract" to serve as a director is never stated), but there are some distinctions between this criterion and the others, despite the Company's attempt to claim that there are none.

This criterion focuses on a director's personal relationship with "Goldman Sachs or its senior management," which would thus disqualify not only people with a contract to provide services to the Company, but also to individual managers, *e.g.*, the CEO's attorney. This contrasts with the first criterion, which can disqualify a director who may not have a personal services contract, or who may not be acting personally as an adviser or consultant, but who is simply "affiliated with a company that was an adviser or consultant to Goldman Sachs."

3. Goldman Sachs next objects that the seven criteria are linked by the word "and," arguing that the wording is vague because a director would be disqualified only if he or she failed to meet all seven criteria. Read in context, however, the text clearly indicates that failure to satisfy any of these criteria would be disqualifying. The only example the Company gives – that a director might satisfy the first six, but not the seventh – is an impossibility. The first six factors relate to an individual director's current or recent ties to the Company, while the seventh criterion refers to the ties of a person *other than* a director with that director.

Nor can the Proposal be read to suggest that only some of these factors would be disqualifying, as that could produce absurd results, *e.g.*, one could be considered an "independent" chairman if, within the past three years, one was employed by Goldman Sachs, currently works as an adviser to Goldman Sachs, and sits on the board of a non-profit that receives over $2 million annually from Goldman Sachs.

All that being said, and without conceding the point, the proponent is willing to change "and" to "or" if the Division deems such a change to be necessary.

4. Goldman Sachs finds ambiguity in the first test, which asks whether the director "was, or was affiliated with, a company that was an advisor or consultant to Goldman Sachs." The objection is that this reads as if a director could be "a company" instead of a natural person, although Goldman Sachs concedes that the ambiguity could simply be a matter of misplaced commas. The latter point is correct, and the proponent is willing to change the text to read "was, or was affiliated with a company that was, an advisor or consultant to Goldman Sachs."

Nonetheless, even with that change, the Company argues that there is ambiguity in terms of the relationship between this criterion and the next one dealing with a "personal services" contract. We have explained previously why there is daylight between the two proposed criteria and why one may pick up relationships that the other does not. This objection should thus be overruled.

5. Goldman Sachs next argues that the Proposal is ambiguous as to when the three-year lookback period begins. Is it calendar years? Fiscal years? A rolling three-year period from when the chairmanship is to be filled? From the time of independence determinations for all directors? The obvious answer – and the most natural reading of the text – is three years from the time when one may enter into service as chairman. The simple use of the phrase "last three years" should eliminate any notion that the proposal is limited to calendar years or fiscal years, both of which would create a disqualification period that differs from "three years." Looking at the time that independence is determined makes no sense either, because the Proposal does not seek to disqualify a "non-independent" person from serving as a director – only becoming chairman. Thus, determinations as to independence that are made for purposes of complying with exchange listing rules may or may not inform the board's decision as to a director's qualifications for chairman at the time a vacancy occurs.

That said, and without conceding the point, we are willing to change the phrase "during the last three years" to "during the three year period before the election of a chairman" if the Division believes than an amendment is needed.

6. The final objection is to the fourth criterion, which asks if a director had a "business relationship with Goldman Sachs worth at least $100,000 annually." This objection echoes the same vagueness objection that the Division rejected a few days ago in *Verizon Communications, supra.* The Company says that one must determine exactly what kind of business relationship and exactly how to measure a $100,000 relationship, but in doing so it fails to consider the most obvious interpretation – the Proposal covers any kind of business relationship that is worth $100,000 under any measure.

Conclusion.

We respectfully ask the Division to deny Goldman Sachs the requested no-action relief. Thank you for your consideration of these points. Please feel free to contact me if there is further information that we can provide.

Very truly yours,

/s/
Cornish F. Hitchcock

cc: Beverly L. O'Toole Esq.

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 16, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of CtW Investment Group

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (together, the "2013 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from CtW Investment Group (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2013 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED: The stockholders of Goldman Sachs (the "Company") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she –

-was, or was affiliated with, a company that was an advisor or consultant to Goldman Sachs;
-was employed by or had a personal service contract(s) with Goldman Sachs or its senior management;
-was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Goldman Sachs;
-had a business relationship with Goldman Sachs worth at least $100,000 annually;
-has been employed by a public company at which an executive officer of Goldman Sachs serves as a director;
-had a relationship of the sorts described herein with any affiliate of Goldman Sachs; and
-was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal is inherently vague and indefinite, contrary to Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin 14B* (Sept. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates that "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a key term of the proposal is left undefined or a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Boeing Co.* (Recon. Mar. 2, 2011), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite that requested that the issuer encourage senior executives to relinquish "preexisting executive pay rights" because the proposal did not define or otherwise provide guidance regarding how the term "preexisting executive pay rights" would apply to the company's various compensation programs); *see also General Electric Company* (Jan. 23, 2003) (concurring with the exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" because it failed to define "benefits" or otherwise provide guidance on how benefits should be measured); *Bank of America Corp.* (Feb. 22, 2010) (concurring with the exclusion of a proposal that called for the creation of a board committee on "US Economic Security" because the proposal did not define the term "US Economic Security" and offered only limited guidance on the committee's responsibilities). Likewise, in *Bank Mutual Corp.* (Jan. 11, 2005), the Staff concurred with the exclusion of a shareholder proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attained the age of 72 years. The rationale for treating an ambiguously drafted proposal as materially misleading is that, as the Staff observed in *Fuqua Industries, Inc.* (Mar. 12, 1991), ambiguity creates the risk that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." The Staff also noted the company's position in *Fuqua* that the "meaning and application of terms and conditions. . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretation."

The Company believes that the Proposal is impermissibly vague and indefinite in the following respects:

Use of undefined key terms. The Proposal asks the Company's board of directors (the "Board") to adopt a policy requiring that, whenever possible, the Board's chairman be a director who has not previously served as an executive officer of the Company and who is "independent" of management. The Proposal then goes on to provide that a director shall not be considered to be independent if, during the last three years, the director meets seven tests.

The term "affiliate" or "affiliated" is used in three of the seven tests. This term is not defined in the Proposal, even though it is fundamental to the scope of the Proposal. It is possible to interpret "affiliate" in many different ways. By utilizing such a fundamental term without providing a definition, the Proposal leaves shareholders, the Board and the Company with no choice but to guess what "affiliate" means. It can be limited to a scenario where the director is a control person (such as a director, executive officer or a controlling owner) of the other company, similar to the definition of "affiliate" provided in Rule 12b-2 under the Exchange Act. Alternatively, it could be used in a more informal way to include situations where the director is even a minority owner of such other company, a non-executive employee of the other company or holds some other indirect ownership stake or participation interest in such other company. The range of entities covered by the definition of independence in the Proposal is critical to its implementation, and the Proposal is so vague and unclear in this regard that shareholders would not know what they are voting on and the Company would not know how to implement the Proposal.

In addition, the second test relates to a director who "was employed by or had a personal service contract(s) with Goldman Sachs or its senior management." Here again, the Proposal does not define "personal service contract," and shareholders and the Board are left speculating what that term means. Based on the context, it appears that the term is intended to go beyond employment with the Company but it is unclear what additional role the term is attempting to capture. It is especially difficult to figure out the meaning of the term in this context where each director of the Company performs services for the Company as a director and is compensated therefor. Presumably, the Proponent does not intend to exclude any director that receives compensation for his or her services as a director from becoming the chairperson of the Board, though the Proposal does not carve out this situation. Finally, as discussed further below, the interplay between the first and second tests is confusing in that a broad reading of "personal services contract" would seem to render superfluous the specific reference in the first test to advisory and consulting services (to the extent the first test applies to personal services at all). Accordingly, shareholders and the Company are left in the untenable position of having to speculate as to the scope of the second test.

Ambiguity concerning number of tests director must pass to be "independent" under the proposal. The list of tests in the Proposal is conjunctive, not disjunctive – that is, the seven tests are connected by the word "and" not the word "or". Based on a straightforward reading of the text of the Proposal, the director would not be deemed to be independent only if the director meets all seven tests. Based on that reading of the Proposal, a director would be excluded from serving as a chairperson only if the director meets the first six tests and also has a "spouse, parent, child, sibling or in-law" that meets the first six tests. It is also possible that the Proponent mistakenly used "and" instead of "or", and actually intended to exclude a director that meets any one of the seven tests from being considered independent. Another potential interpretation is that the list of seven tests is intended as a list of independence factors to be considered, and that satisfaction of a significant number of the tests (or maybe a majority of the seven tests) is required in order for the director to be prohibited from serving as chairman. Regardless of the intent of the Proponent, this fundamental ambiguity could lead to different interpretations among shareholders voting on the Proposal, and any action ultimately taken by the Company to implement the Proposal, if it passes, could be significantly different from that intended by the Proponent or some or all of the shareholders voting on the Proposal.

Ambiguous first test. The Proposal provides that a director shall not be considered to be independent if, "during the last three years, he or she" meets specified tests. The first test is whether the director "was, or was affiliated with, a company that was an advisor or consultant to Goldman Sachs." This test is vague and misleading for several reasons. First, read literally, the Proposal gives the impression that a company can act as a director of the Company, despite the fact that, under Section 141 of the Delaware General Corporation Law, only natural persons may be directors of Delaware corporations. Of course, this could be a matter of misplaced commas;

the Proponent may have intended to say "was, or was affiliated with a company that was, an advisor or consultant." This, however, seems to encompass the type of personal service relationship addressed by the second test – in other words, if the second test already prohibits all personal service contracts between the director and the Company, it is unclear what is added by the focus in the first test on advisory or consulting services. Alternatively, the reference to the director being "a company" that provides advisory or consulting services could be intended to pick up a sole proprietorship through which the director provides such services to the Company, under the theory that the second test would not pick up such a structure since it is not a "personal service." The variety of differing interpretations of this language makes it impossible to know with certainty what is contemplated by the Proposal.

Measurement of three-year look-back period. Another ambiguity in the Proposal is that it provides that a director shall not be considered independent if he or she meets the tests "during the last three years." The Proposal, however, does not specify how such three-year period should be measured. Does it mean the prior three calendar years or the prior three fiscal years? Alternatively, the Proposal could mean that the tests must be applied as of each day that the chairman is serving in that position, based on a rolling three-year period immediately preceding that day. Or the "three-year" independence determination contemplated by the Proposal could refer to the time at which the Board makes its independence determinations. Given the lack of clarity, shareholders, in voting on the Proposal, and the Company, in implementing it, necessarily would have to make numerous and significant assumptions as to what exactly the Proposal contemplates.

Measurement of dollar value thresholds. The fourth independence test relates to a director who, during the last three years, had "a business relationship with Goldman Sachs worth at least $100,000 annually." Once again, the Proposal is vague and unclear on what "worth at least $100,000 annually" means or what a "business relationship" means. It is unclear whether "worth at least $100,000 annually" is referring to revenues, net profits or some other accounting or financial measure, and whether the "fair value" of the business relationship must be determined in order to establish the "worth" of the relationship. Does the "business relationship" mean as an employee, an executive or a director? Leaving aside the question of how to calculate "worth," does the reference to "at least $100,000 annually" mean that the relationship would have to achieve that worth in each of the last three years? Or in any of the last three years? Or, since it is a "worth" test (not a "revenue" test), at any single point in the last three years? This is yet another aspect of the Proposal that is so inherently vague and unclear that shareholders and the Company have no reasonable basis of determining exactly what actions or measures the Proposal requires.

For all of the foregoing reasons, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachment

cc: Michael Pryce-Jones, Senior Research Analyst, CtW Investment Group (via email)

Exhibit A

CtW Investment Group

December 13, 2012

VIA OVERNIGHT MAIL, FAX (646-446-0330) and Email (Mr. Dane Holmes)

John F.W. Rogers,
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers:

On behalf of the CtW Investment Group ("CtW"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goldman Sachs Group, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

CtW is the beneficial owner of shares of voting common stock of the Company in excess of $2,000 and has held the shares for over one year.

The Proposal requests that the company appoint an independent chairperson.

CtW intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Michael Pryce-Jones, Senior Research Analyst at 202-721-6079 or at michael.pryce-jones@changetowin.org . Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Pryce-Jones in care of the CtW Investment Group, 1900 L St. NW, Suite 900, Washington, DC 20036.

Sincerely,



William Patterson
Director, CtW Investment Group

Cc: Mr. Dane Holmes, Ms Bess Joffe

RESOLVED: The stockholders of Goldman Sachs (the "Company") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she —

–was, or was affiliated with, a company that was an advisor or consultant to Goldman Sachs;

– was employed by or had a personal service contract(s) with Goldman Sachs or its senior management;

– was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Goldman Sachs;

– had a business relationship with Goldman Sachs worth at least $100,000 annually;

– has been employed by a public company at which an executive officer of Goldman Sachs serves as a director;

– had a relationship of the sorts described herein with any affiliate of Goldman Sachs; and

– was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman.

Supporting Statement

The Company's CEO currently serves as the company's chairman. In our view, the chairman should be an independent director to promote the robust oversight and accountability of management, and to provide effective deliberation of corporate strategy, something we believe is difficult to accomplish when the most senior executive also serves as the board's leader. Even with robust responsibilities, we believe the position of a lead independent director is inadequate to this task because competing or conflicting responsibilities for board leadership remain with the chairman/CEO.

In our opinion, these considerations are especially important at financial services companies as they negotiate a very changed economic and regulatory environment from just a few years ago. Independent board leadership is critical, we believe, to ensure shareholder interests are upheld as boards address the strategic implications of higher capital requirements, determine appropriate risk tolerances, and address the heightened scrutiny of regulatory and law enforcement agencies, including the conduct of investigations into improper practices which have recently caused great reputational damage to the firm.

In the midst of such scrutiny, we believe an independent chairman can be invaluable in ensuring that the company maintains good communications and credibility with key stakeholders. Genuinely independent oversight is impossible when the chief executive is also the one who sets the board's agenda, leads discussions during board meetings, and determines the quantity, quality and timing of information provided to directors.

MorganStanley
SmithBarney

Fax

To:	John Rogers	From:	James McClelland
Fax:	646-446-0330	Pages:	1w/cover
Phone:		Date:	12/20/12
Re:		CC:	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

- **Comments:**

Hi,

As per your request.

James W. McClelland
Senior Vice President

590 Madison Avenue
11th Floor
New York, NY 10022
direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544
james w.mcclelland@mssb.com

MorganStanley
SmithBarney

December 11, 2012

Overnight and Fax (646-446-0330)

Attention: John F.W. Rogers, Corporate Secretary
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Corporate Secretary,

Please be advised that Morgan Stanley Smith Barney holds 25 shares of Goldman Sachs Group ("Company") common stock beneficially for the CTW Investment Group (CTW), the co-proponent of a shareholder proposal submitted to the Company on December 6, 2012, in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The requisite shares of the Company's stock held by CTW have been held for at least one year from the date of submission of the proposal on December 6, 2012, shares having been held continuously for more than a year. CTW intends to hold those shares through the date of the Company's 2013 annual shareholders' meeting.

If any other additional information is required please feel free to contact me.

Sincerely,



James W. McClelland

From: Michael Pryce-Jones [mailto:Michael.Pryce-Jones@changetowin.org]
Sent: Friday, December 21, 2012 3:40 PM
To: Nussen, Adam I
Cc: Holmes, Dane [EO]; Joffe, Bess [EO]; Patricia Estevez
Subject: RE: Proof of ownership
Importance: High

Adam:

I'm afraid there has been a mix-up. Could you please re-send the proof of ownership using the attached.

I have cc'd the Investor Relations team at Goldman Sachs who request the information.

Thank you.

Michael Pryce-Jones

From: Joffe, Bess [mailto:Bess.Joffe@gs.com]
Sent: Friday, December 21, 2012 10:31 AM
To: Michael Pryce-Jones
Cc: Holmes, Dane
Subject: Proof of ownership

Hi Michael –

My lawyers have reviewed the proof of ownership that CtW submitted to us. It apparently does not refer to the proposal submitted to us and the ownership date on it is incorrect.

Can you please provided updated proof showing ownership as of the December 13th date on which you submitted the proposal to us?

Thanks.

Goldman, Sachs & Co.
200 West Street | New York, NY 10282
Tel: 212-357-5077 | Fax: 212-291-5839
Bess.joffe@gs.com

Goldman
Sachs

Bess Joffe
Vice President
Investor Relations

December 13, 2012

Overnight and Fax (646-446-0330)

Attention: John F.W. Rogers, Corporate Secretary
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Corporate Secretary,

Please be advised that Morgan Stanley Smith Barney holds 25 shares of Goldman Sachs Group (''Company") common stock beneficially for the CTW Investment Group (CTW), the proponent of a shareholder proposal submitted to the Company on December 13, 2012, in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The requisite shares of the Company's stock held by CTW have been held for at least one year from the date of submission of the proposal on December 13, 2012, shares having been held continuously for more than a year. CTW intends to hold those shares through the date of the Company's 2013 annual shareholders' meeting.

If any other additional information is required please feel free to contact me.

Sincerely,

James W. McClelland

MorganStanley
SmithBarney

Fax

To:	Michael Pryce-Jones	From:	James McClelland
Fax:	202-721-0661	Pages:	1w/cover
Phone:	202-721-0660	Date:	1/07/13
Re:		CC:	

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- **Comments:**

Hi,

As per your request.

James W. McClelland
Senior Vice President

590 Madison Avenue
11th Floor
New York, NY 10022
direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544
james.w.mcclelland@mssb.com

MorganStanley
SmithBarney

December 13, 2012

Overnight and Fax (646-446-0330)

Attention: John F.W. Rogers, Corporate Secretary
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Corporate Secretary,

Please be advised that Morgan Stanley Smith Barney holds 25 shares of Goldman Sachs Group (''Company'') common stock beneficially for the CTW Investment Group (CTW), the proponent of a shareholder proposal submitted to the company on December 13, 2012, in accordance with Rule 14(a)-8 of the securities and Exchange Act of 1934. The requisite shares of the Company's stock held by CTW have been held for at least one year from the date of submission of the proposal on December 13, 2012 shares having been held continuously for more than one year. CTW intends to hold those shares through the date of the Company's 2013 annual shareholders' meeting.

If any other additional information is required please feel free to contact me.

Sincerely,



James W. McClelland